AMENDED AND RESTATED CANWEST EDITORIAL SERVICES AGREEMENT

Exhibit 10.10

Amended and Restated CanWest Editorial Services Agreement, dated February 14, 2003, between CanWest Publications Inc. (“CPI”) and St. Catharines Standard Group Inc. (the “Company”), with a monthly fee of $847 to be paid to CPI by the Company.

Amended and Restated CanWest Editorial Services Agreement, dated February 14, 2003, between CanWest Publications Inc. (“CPI”) and Niagara Newspaper Group Inc. (the “Company”), with a monthly fee of $398 to be paid to CPI by the Company.

Amended and Restated CanWest Editorial Services Agreement, dated February 14, 2003, between CanWest Publications Inc. (“CPI”) and Southern Ontario Community Newspaper Group Inc. (the “Company”), with a monthly fee of $250 to be paid to CPI by the Company.

Amended and Restated CanWest Editorial Services Agreement, dated February 14, 2003, between CanWest Publications Inc. (“CPI”) and Brantford Expositor Group Inc. (the “Company”), with a monthly fee of $599 to be paid to CPI by the Company.